SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DELTA MUTUAL, INC.

(Name of Issuer)

Common Stock, Par Value $.0001

(Title of Class of Securities)

423496108

(CUSIP Number)

GARY T. ROBINSON

162 W. 54TH STREET, APT. 12E

NEW YORK, NEW YORK 10019

203-952-4230

________________________________

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

NOVEMBER 25, 2002

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

SCHEDULE 13D

CUSIP No. 423496108

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GARY T. ROBINSON

###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a[ ]

b[X ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

P F

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

7. SOLE VOTING POWER

48,700

NUMBER OF 8. SHARED VOTING POWER

SHARES

BENEFICIALLY 0

OWNED BY

EACH 9. SOLE DISPOSITIVE POWER

REPORTING

PERSON 48,700

WITH

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,700 Common Shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87%

14. TYPE OF REPORTING PERSON*

I N

Item 1. Security and Issuer.

This Amendment No. 1 Schedule 13D statement is filed on behalf of Gary T. Robinson ("Robinson") as the reporting person hereunder relative to the acquisition by Robinson of 3,700 common stock, par value $.0001 (the "Shares"), of DELTA MUTUAL, INC., the issuer named herein (the "Company" or "Issuer"), which has its principal executive offices at Suite 812, 1730 Rhode Island Avenue, N.W., Washington, D.C.

Item 2. Identity and Background.

This statement is being filed by Gary T. Robinson, an individual, in connection with the purchase on November 25 and 26, 2002 of the Shares. Robinson is engaged in the business of enterprise investing. The address of the principal business offices of Robinson is 162 W. 54th Street, Apt. 12E, New York, New York 10019. Gary T. Robinson is a citizen of the United States.

Gary T. Robinson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Gary T. Robinson acquired beneficial ownership of the 3,700 common shares of the Issuer on November 25 and 26, 2002 (the "Shares").

The aggregate purchase price paid for the Shares by Gary T. Robinson was $10,785. The source of funds for the purchase of the Shares of the Company was personal funds.

Item 4. Purpose of Transaction.

Robinson purchased the Shares in order to acquire control of the Company. Pursuant to the instructions for items (a) through (j) of Item 4, Robinson has plans as follows:

(a) As set forth in Item 3 of this Schedule, Robinson has acquired an aggregate of 48,700 common shares, par value $.0001, representing 87% of the outstanding common shares. Robinson may, but has no present plans or proposals to acquire any additional shares of the Issuer.

(b) Robinson is considering, but has no present plans or proposals to merge the Issuer with other entities, or effect a liquidation or reorganization of the Issuer or any of its subsidiaries. Robinson is considering, but has no present plans or proposals to cause the Issuer to enter into extraordinary corporate transactions such as mergers in order to effect the acquisition of operating companies.

(c) Robinson may consider, but has no present plans or proposals to cause a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Robinson plans to exercise his voting rights to control and elect a majority of the members of the Issuer's Board of Directors, but as of this Filing has not done so.

(e) Robinson may consider, but has no present plans or proposals to cause a material change in the capitalization of the Issuer. Robinson has no present plans or proposals to alter the dividend policy of the Issuer with respect to the declaration and payment of dividends.

(f) Robinson may consider, but has no present plans or proposals to make any other material change to the business or corporate structure of the Issuer.

(g) Robinson may consider, but has no present plans or proposals to change the Issuer's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of the Issuer by any person.

(h) Robinson may consider, but has no present plans or proposals for causing the common stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board of the NASD.

(i) Robinson may consider, but has no present plans or proposals relating to a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Except as set forth above, Robinson has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

As of the November 26, 2002, Robinson beneficially owns, and has sole voting power and sole power to dispose or to direct the disposition of 48,700 shares of the Company's Common Stock representing 87% of the Common Stock deemed outstanding on the date hereof. Robinson purchased the 3,700 shares of the Company's common stock that is the subject of this Amendment No. 1 for the aggregate purchase price of $10,785, or for an average of approximately $2.92 per share in open market transactions, closing on November 25 and November 26, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, its affiliates and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2002

/s/ Gary T. Robinson___

Gary T. Robinson